Mail Stop 3561

May 14, 2008

By Facsimile and U.S. Mail

Mr. Steven A. Burd
Chairman, President and Chief Executive Officer
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA   94588-3229

> **Re: Safeway, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 22, 2008**
> **File No. 1-00041**

Dear Mr. Burd:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2007

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business, page 5

2.   We note from your disclosure that your stores offer a wide selection of high quality food products that include fresh and frozen meat, produce, dairy and poultry items along with a variety of specialty areas such as bakery, delicatessen, prepared foods, pharmacy and drug operations, coffee shops, fuel centers and a wide assortment of personal care, pet food and a host of non-food general merchandise and household items. We also understand from your disclosure that you offer certain other services, including the wholesale food distribution of products to independent grocers and institutional customers, and certain financial services such as the sale of third party gift cards. With these product and service offerings in mind, please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products and services. Refer to Item 101(c)(1)(i) of Regulation S-K. If you believe for example, that prepared foods, fuel centers and pharmacy are similar because they have the same economic characteristics and production and procurement processes, please provide sufficient detail in your response to substantiate your position. Also, please revise the notes to your financial statements to provide the enterprise-wide disclosures required regarding products and services required by paragraph 37 of SFAS 131. We may have further comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

General

3.   As you know, most news reports and analysis of the recent difficulties in the housing, financial and credit markets have discussed the negative impact these uncertainties have had on consumer retail spending in 2007. Further, these reports support the contention that current economic difficulties have and will continue to cause consumers to reduce retail spending in light of continued increases in the cost of food and gasoline due to increased fuel and other operating costs for companies with large distribution systems. Please revise your disclosure to provide an overview of how you anticipate the current economic environment will affect your business in the future. Discuss any specific business trends occurring in 2007 and 2008 you believe will continue to have an impact in future periods such as the rising cost of food and gasoline. See Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

4.   A review of your total store count at the end of the year and other store activity on openings and closings each year as presented in Item 6 – Selected Financial Data on page 20 indicates for the last several years total store count continues to decline and store closings continue to exceed new store opening by a wide margin. As a result, total retail square footage at year end has continued to decline since 2003 for a total decrease of 2.3 million square feet over the five year period. Such trends may be an indication that your current and future capital spending plans are to continue to maintain a stronger focus on remodeling existing stores as opposed to an increase in new store openings. Please revise your disclosure in management's discussion and analysis to include a discussion of how your net reduction in store count and retail square footage may represent and reflect trends that you plan to continue to address through a continued reduction in overall store count each year.   Refer to Item 303(a)(1)(2) and (3) of Regulation S-K.

Results of Operations

Sales, page 21

5.   You disclose that the 5.2% increase in sales, or $2.1 billion in 2007 was primarily due to your marketing strategy, Lifestyle store execution, increased fuel sales and an increase in the Canadian dollar exchange. Please clarify to us and revise your disclosure to explain how your marketing strategy and Lifestyle store execution caused an increase in sales in 2007. Tell us the number of stores you operate that are considered "Lifestyle stores." Your use of general business reasons like "marketing strategy" and "store execution" may require further explanation within your discussion so that investors can better understand the reasons responsible for your sales increase. When one or more business reasons contributed to a change between years, please quantify in dollars the impact of each primary reason in your discussion and analysis. See Item 303(a)(3) of Regulation S-K.

Gross Profit, page 22

6.   You disclose that certain trends such as lower advertising expense, improved shrinkage and benefits from supply-chain initiatives were responsible for an increase in gross profit of 12 basis points in 2007. Please disclose if you expect the trends that increased gross profit to continue in future periods. Please also clarify for us and revise your disclosure to explain what is meant by "supply-chain initiatives."

Critical Accounting Policies and Estimates, page 23

7.   Your disclosure relating to the self-insured workers' compensation, automobile and general liability estimates involve a significant amount of variability and changes in numerous factors used to arrive at the amounts recorded by management.   Please revise your disclosure of critical accounting policies and estimates relating to the self-insured

liability and reserve estimates to discuss and quantify the accuracy of your estimates and assumptions in prior years and whether they are likely to change in the future.

8.   We note from your disclosure relating to store closings in Note C on page 47 the changes in estimates of net future cash flows for each period presented. Please revise your disclosure of the critical accounting policies and estimates relating to store closures to discuss and quantify the accuracy of your estimates and assumptions in prior years and whether they are likely to change in future periods.

9.   We note your trend of increasing the discount rate assumptions on your benefit plans. Please tell us and revise your disclosure to clarify the reason why you increased your discount rate assumptions on all of your benefit plans in 2007 which had the impact of decreasing the present value of benefit obligations and decreasing pension expense.

10.   We note you do not include any type of vendor allowances as an area that requires management to make any estimates which may affect your financial condition and results of operations. Since vendor allowances are generally product specific and you offer so many different products, please explain to us how you know the amount to recognize for slotting and promotional allowances each period without some sort of estimation process such as inventory turns.

Liquidity and Financial Resources, page 26

Contractual Obligations, page 29

11.   Please revise your table to include a total for each year presented in accordance with Item 303(a)(5)(i) of Regulation S-K.

Consolidated Financial Statements

Consolidated Balance Sheets, page 37

Current Assets

12.   We note significant increases in your fiscal 2007 year-end balances in receivables and prepaid expenses and other current assets. Please explain to us the reason why your receivables balance of $578 million represented an increase of more than 25% over the prior year balance and your balance in prepaid expenses increased by nearly 45%. If the increases in receivables and prepaid expenses are due to any significant trends, please discuss such trends in the liquidity and financial resources section of management's discussion and analysis in future periods.

Notes to Consolidated Financial Statements

Note A. The Company and Significant Accounting Policies

The Company, page 42

13.   You disclose you have an extensive network of distribution, manufacturing and food processing facilities to support your retail operations and it appears from disclosure on your website you may also sell the products you manufacturer in these operations to other retail grocers. If so, please provide us with a summary of the financial information relating to your sales to other retailers for all periods presented.

Notes L. Segments, page 63

14.   We note your discussions and disclosures on pages 5 and 6 of the significant management focus you have devoted to the development and operation of your store formats, particularly your new primary store format called the "Lifestyle" store. Further, we note you operate stores in the Western, Southwestern, Rocky Mountain, Midwestern and Mid-Atlantic regions of the United States and in Western Canada. If you have aggregated any operating segments, please identify those segments and support your basis for aggregation. Tell us what quantitative measures are used to compare operating segments for economic similarities.

15.   In this regard, please explain to us how your chief operating decision maker reviews your results of operations and financial condition of your stores for the purpose of allocating resources, evaluating and assessing their financial and operating performance. Your response should discuss the operating segments you have identified within your business. Please also discuss how you have addressed and the consideration you have given to the economic characteristics and the other criteria in paragraph 17 of SFAS 131 to support your basis for aggregating into one reportable segment, the United States and Canada. Please provide to us copies of the monthly internal operating reports provided to your chief operation decision maker and also those provided the Board for the purpose of evaluating operating and financial performance as well as a basis for allocating resources during the three fiscal years of 2005, 2006, and 2007.

16.   Please tell us and disclose the factors used by the chief operating decision maker to identify your reportable segments including the basis of organization. Further, disclose whether operating segments have been aggregated. See paragraph 26 of SFAS 131.

Form 10-Q, for the Fiscal Quarter Ended March 22, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Sales, page 13

17.   Please tell us and revise your disclosure to quantify the dollar amount of the increase contributed by "Lifestyle stores" in fiscal 2008 compared with the same period in fiscal 2007 so that investors can better understand the increase in the contribution by these stores. According to your 2007 annual report, as of the end of fiscal 2007 you had more than 1,000 Lifestyle stores. Given they represent more than 60% of your total store count, please tell us if your disclosure indicates the stores not classified as Lifestyle stores did not make a positive contribution to your first quarter increase in sales. Refer to Item 303(b)(3) of Regulation S-K.

18.   Please explain to us the reason why you disclose the change for "identical stores," but do not provide disclosure on the change for "comparable stores" during the quarter.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief